John M. Mutkoski 617.570.1073 jmutkoski@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 4, 2007

VIA EDGAR AND COURIER

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 13, 2006
File No. 333-137656

Dear Mr. H. Christopher Owings:

This letter is submitted on behalf of Animal Health International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 28, 2006 (the “Registration Statement”), as amended by Amendment No. 1 filed on November 8, 2006 (“Amendment No. 1”) and Amendment No. 2 filed on December 13, 2006 (“Amendment No. 2”), as set forth in your letter dated December 28, 2006 to James C. Robison (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via

Mr. H. Christopher Owings

January 4, 2007

courier four (4) copies of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).

Animal Health International, Inc.

Form S-1

Summary consolidated financial data, page 5

Comment No. 1

We note your response to comment 1 in our letter dated November 28, 2006 and the revisions to the disclosures on pages 6, 29 and 39. Please include additional disclosures to make the pro forma earnings per share computations transparent to investors. In this regard, you should disclose the adjustments to the numerator and the denominator used in the computations. Also, a reconciliation of the numerators and denominators of the pro forma basic and diluted earnings per share computations would be useful.

Response to Comment No. 1

The Company respectfully advises the Staff that it has revised Amendment No. 3 by adding a table to footnote 4 on pages 6 and 29 to make the pro forma earnings per share computations transparent to investors, and by adding similar information on page 41, to reconcile the numerators and denominators of the pro forma earnings per share computations in response to the Staff’s comment.

Employee Benefit Plans, page 63

Comment No. 2

We note your response to comment 12 in our letter dated November 28, 2006 and the revisions to your disclosure. The number of shares of common stock and preferred stock available for issuance under the amended and restated 2005 stock option and grant plan and the 2005 stock option and grant plan—California do not agree to the amounts presented in your response. Please revise or advise. Also, please tell us why the number of shares authorized for issuance under the amended and restated 2005 stock option and grant plan changed between August 8, 2005 and September 30, 2005. In addition, as previously requested, please provide a description of your stock option and grant plans in the notes to your audited and unaudited financial statements. The description should include the number of shares of common stock authorized and available for issuance under each plan, the number of shares of common and preferred stock purchased and issued under the plans and the general terms of awards that may be made under the plans. Please refer to the disclosure requirements of paragraph A240.a of SFAS 123R.

Mr. H. Christopher Owings

January 4, 2007

Response to Comment No. 2

The Company respectfully advises the Staff it has revised Amendment No. 3 on pages 65 and 66 to disclose the correct number of shares available for issuance in response to the Staff’s comment. The information relating to preferred stock that is provided below and in Amendment No. 3, is different from the information contained in the Company’s response letter dated December 13, 2006 (the “December Response”). The information in the December Response, as indicated in the note to the tables therein, reflects the number of shares of preferred stock assuming the preferred stock was split 10:1 (note that the common stock was split 10:1). The Company advises the Staff that the unadjusted number of shares of preferred stock are presented below and in Amendment No. 3.

The Company further advises the Staff that the number of shares authorized for issuance under the Amended and Restated 2005 Stock Option Plan (the “2005 Plan”) changed as a result of establishing the 2005 Stock Option and Grant Plan-California (the “California Plan”). Instead of increasing the overall number of shares authorized for issuance under the Company’s option plans, the Company’s Board of Directors transferred 300,000 shares of common stock and 10,000 shares of preferred stock from the 2005 Plan to the California Plan. The Company supplementally advises the Staff that it has added the following disclosure to footnote 13(b) on page F-26 in Amendment No. 3 in response to the Staff’s comment:

“The Company has two stock option plans under which the Company is authorized to grant options or stock awards. The Company may grant incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options will have a maximum term of 10 years from date of grant and incentive stock options will have an exercise price of not less than the fair market value of the stock on the date of grant. Vesting of options and restricted and unrestricted stock awards to be issued will have the vesting terms determined at the time of issuance.

Following is a summary of awards authorized, issued and available for issue under the Amended and Restated 2005 Stock Option and Grant Plan (2005 Option Plan) and the 2005 Stock Option and Grant Plan-California (California Plan):

	2005 Option Plan		California Plan
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Awards authorized	4,700,000	90,000	300,000	10,000
Shares of stock sold at fair market value	(3,489,370)	(76,100)	(200,000)	(4,658)
Shares of stock repurchased	6,000	—	—	—

Awards available for issuance at June 30, 2006	1,216,630	13,900	100,000	5,342

Mr. H. Christopher Owings

January 4, 2007

As of June 30, 2006, the Company has not issued any options under these plans and no restricted or unrestricted stock has been issued and sold for amounts less than fair market value at the time of issuance.

Consolidated financial statements, page F-2

Comment No. 3

We note your response to comment 11 in our letter dated November 28, 2006. You indicate that the participation rate of the preferred stock is defined in your certificate of incorporation as the original issuance price divided by the then current participation price and that the then current participation price is the original issue price of the preferred stock subject to adjustment for certain events or currently $2.238. You also indicate that the participation rate is currently equal to 10:1. Please confirm to us, if true, that the current participation price was adjusted for the 10:1 common stock split on September 7, 2005, and that the participation rate is not equal to the 100:1 valuation of the preferred stock to the common stock at the date of acquisition. Please also tell us whether the common stock split resulted in an adjustment to the participation rights of the preferred stockholders. If so, please tell us why the preferred stock participation in undistributed earnings in Note 2(n) on page F-12 and dividend rights disclosed in Note 9 on page F-21 and Note 12(b) on page F-23 do not reflect the effect of the common stock split. Additionally, when earnings per-share computations give retroactive effect to a stock split that fact should be disclosed in accordance with paragraph 54 of SFAS 128. Accordingly, please disclose the stock split, the retroactive treatment and its effect on the participation rights of the preferred stock. Please refer to SAB Topic 4:C.

Response to Comment No. 3

The Company confirms that the current participation price was adjusted for the 10:1 common stock split on September 7, 2005, and that the current participation rate is 10:1 and not 100:1. The Company respectfully advises the Staff that the 10:1 common stock split did not result in an adjustment to the participation rights of the preferred stockholders. The 10:1 common stock split did trigger an adjustment to the participation rate in accordance with the Company’s certificate of incorporation. The Company further advises the Staff that the Company’s certificate of incorporation contains “anti-dilution” provisions protecting the participation rate of the preferred stockholders in respect of dividends of the Company in the case of a common stock split. The Company has revised the preferred stock participation in undistributed earnings to reflect the impact on the participation rate of the 10:1 common stock split on pages F-4, F-13, F-16, F-31, F-35 and F-38 of Amendment No. 3 in response to the Staff’s comment. The Company supplementally advises the Staff that it has added disclosure in

Mr. H. Christopher Owings

January 4, 2007

footnote 13(b) on page F-26 of Amendment No. 3 to disclose the 10:1 common stock split, its effective date, the retroactive application, and its effect on the preferred stock participation rights in response to the Staff’s comment.

Comment No. 4

You indicate in your response to comment 11 in our letter dated November 28, 2006 that a majority of your preferred stockholders committed to vote to approve an amendment to your certificate of incorporation providing for the conversion of preferred stock into common stock upon the closing of the IPO. Please tell us how you intend to account for the conversion of the preferred stock. If applicable, tell us why the conversion of the preferred stock pursuant to the proposed change in conversion privileges is not an induced conversion. Refer to EITF Topic D-42 and SFAS 84.

Response to Comment No. 4

The Company respectfully advises the Staff that the conversion of redeemable preferred stock into common stock will be accounted for when such conversion occurs. The appropriate adjustments to common stock par value and additional paid-in capital will be made at that time. The Company further advises the Staff that it does not believe an inducement has occurred as there has been no change to the terms of the Company’s certificate of incorporation or redeemable preferred stock relating to the modification or provision of conversion privileges of the redeemable preferred stock. The terms of the redeemable preferred stock do not provide for any conversion privileges. Furthermore, a side letter agreement has been signed by a majority of the Company’s preferred stockholders, committing them to vote to approve an amendment to the Company’s certificate of incorporation that will allow the conversion of redeemable preferred stock into common stock conditional upon a future event, being an initial public offering in this case. The Company advises the Staff that since the terms of the redeemable preferred stock have not been modified to add or change conversion privileges (i.e. the shares will actually convert, they were not modified to make them convertible), it does not believe an inducement has occurred. The Company does however believe it will be within the scope of EITF Topic No. D-42 as indicated in the fourth paragraph of the redemption guidance. The Company believes a redemption of the redeemable preferred stock will need to be considered in the computation of earnings per share, assuming an initial public offering and conversion occur.

(n) Earnings per share, page F-12

Comment No. 5

We note that you restated earnings per share in response to comment 20 in our letter dated November 28, 2006. Please disclose the restatement as required by SFAS 154. Please also label earnings per common share data in the note and on the face of the consolidated statements of operations “as restated.” Similar revisions should be made to

Mr. H. Christopher Owings

January 4, 2007

your unaudited financial statements. In addition, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm- Please refer to AU Sections 420.1 and 508.16 through 508.18 of Codification of Auditing Standards.

Response to Comment No. 5

The Company respectfully advises the Staff that it has disclosed the changes to earnings per share and the application of EITF 88-16 in Amendment No. 3, discussed in the Company’s response to Comment No. 6 below, by correcting errors and labeling the changes as restated in the annual financial statements and in the interim financial statements in Amendment No. 3 in response to the Staff’s comment. The Company supplementally advises the Staff that it has added footnote 3 to the annual and interim financial statements in Amendment No. 3 to disclose the corrections and adjustments to the previously issued financial statements in response to the Staff’s comment. The Company further advises the Staff that its independent registered public accounting firm has added a paragraph to its report indicating a restatement has occurred in response to the Staff’s comment.

(3) Acquisitions, page F-15

Comment No. 6

We considered your response to comment 21 in our letter dated November 28, 2006. However, it appears that the purchase transaction is within the scope of EITF 88-16. In this regard, we note the transaction was at least 60 percent leveraged which would meet the highly leveraged test. Refer to Section C of “Excerpts from Speeches by the Staff of the Office of the Chief Accountant through December 6, 2001” available on our website at www.sec.gov/info/accountants/speechoutline.htm. Additionally, it appears management’s predecessor basis including the deemed dividend is material to your equity. Please revise your financial statements to apply the provisions of EITF 88-16 to your transaction. In doing so, tell us why the deemed dividend to management is not equal to the increase in leverage, including debt and redeemable preferred stock, multiplied by the percentage of interest retained by management. Also, tell us how your computation of management’s residual interest in Walco Holdings, Inc and Animal Health International complies with Exhibit 88-16A of EITF 88-16.

Response to Comment No. 6

The Company respectfully advises the Staff that it has revised its financial statements in Amendment No. 3 to apply EITF 88-16 in response the Staff’s comment. In compliance with EITF 88-16A, excluding the preferred stock from the residual interest calculation, and adjusting the Predecessor period residual interest stock holdings of the management group, the Company discloses the following computations:

Mr. H. Christopher Owings

January 4, 2007

Walco Holdings, Inc.:
Management shares of Common Class A	336,958
Management shares of Common Class L	70,391
Management shares of Common Class W	0

Total Management shares	407,349
Total shares	5,411,872

Management %	7.53%

Animal Health International, Inc.
Management shares of common	2,548,120
Total common shares for initial transaction	2,558,110
Management %	99.6%

As a result of the above, the Company provides the Staff with the following revised computation:

Management’s Predecessor basis	$1,642
Management’s prior residual interest (7.53%) is less than the current residual interest (99.6%) therefore the entire basis will carryover
Management’s carryover basis	$1,642
Fair value ($126,457*(100-7.53%)	116,935

Basis	118,577
Less: Increased debt used to pay old shareholders	(73,400)
Increased debt for transaction costs	(5,500)
Preferred Stock	(47,500)

AHI common equity	$(7,823)

Stock issued to management at Predecessor basis	$1,642
Deemed dividend	(9,465)

AHI common equity	$(7,823)

The deemed dividend is computed as follows:

Increase in debt ($73,400 + 5,500)	$78,900
Preferred stock	47,500

Total leverage	126,400
Residual interest %	7,53%

9,518
Rounding differences	(53)

Deemed dividend	$9,465

Mr. H. Christopher Owings

January 4, 2007

The fair value used above is computed as follows:
Increase in debt	$78,900
Equity to new investors	44,380

123,280
Equity issued to management	3,177

Walco valuation	$126,457

* * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1073 or Michael S. Turner at (617) 570-1163.

Sincerely,

/s/ John M. Mutkoski

John M. Mutkoski

Enclosures

cc:	James C. Robison, Animal Health International, Inc.

William F. Lacey, Animal Health International, Inc.

Damian Olthoff, Animal Health International, Inc.

Michael S. Turner, Goodwin Procter LLP